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                               GRAND MOTION, INC.
                          601 Union Street, Suite 4200
                                Seattle, WA 98101
                              Phone: (206) 652-3283
                               Fax: (206) 652-3205


April 30, 2007

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20002
Mail Stop: 4561

Attention:   Gennifer Gowetski, Attorney-Advisor

Dear Sirs/Mesdames:

Re:      Grand Motion, Inc.  - Registration Statement on Form SB-2
         ---------------------------------------------------------
         Amendment No. 1 - File No. 333-141094
         -------------------------------------

Further to your letter dated April 4, 2007 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

General
-------

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

             We have included a corporate logo on page # 3 of the prospectus.

Prospectus Summary, page 1
--------------------------

2. Please disclose in the summary that you are subject to a going concern opinion from your auditors.

         We have disclosed in the summary that we are subject to a going concern opinion from our auditors.

3. Please revise the summary to balance your disclosure with a discussion of your competitive weaknesses and risks associated with your business and this offering, including your lack of operating history, your lack of revenues and the losses that you have incurred since inception.

         We have amended the summary section of the prospectus with a discussion of our competitive weaknesses and risks associated with our business and this offering.

4. We note your disclosure on page 1 that Grand Motion is a development stage company that will distribute and market specialty tours, spa packages and wellness-oriented vacations. We further note that you will create a bi-annual catalogue listing the tours and vacations offered by Grand Motion on behalf of its partners. Please expand your disclosure to explain what you mean by "distribute" and "partners." In this connection, please revise to clarify whether your parthership arrangement includes sharing of profits and losses.

         We have expanded our  disclosure  with an explanation of the definition
         fo  "distribute"   and  "partners"  and  clarified  the  terms  of  our
         partnership arrangement.

5. We note your disclosure on page l that you have executed one Distributor and Marketing Agreement with "OOOAvia Mir." We further note your statement on page 9 that if the maximum amount of $375,000 is raised you will be able "to fulfill your obligations to Avia Mir." Please expand your disclosure in the summary and throughout the prospectus to describe the material terms of the agreement as well as your obligations to Avia Mir. For example only, we note that
         Section 2.1 of the Marketing and Agency Agreement dated as of November 20, 2006 indicates that Grand Motion will incur "web sites development expenses up to $10,000 by February 28, 2007" and minimum marketing expenses of $50,000 USD over the initial two year term of the agreement.

         We have expanded the disclosure of the material terms of the agreement with "OOO Avia Mir" in the summary and throughout the prospectus where applicable.

6. We note that you will use the proceeds to pay for administrative expenses, the implementation of your business plan and general working capital. Please expand your disclosure in the summary and throughout the prospectus to provide a more detailed breakdown of your expenses and clarify what aspects of your business plan you will be able to implement if only the minimum amount of this offering is raised.

         We have expanded the disclosure of our expenses and clarified the aspects of our business plan in terms of its implementation if only minimum amount of this offering is raised.

Risk Factors. page 8
--------------------

7. Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example only, we note the statement on page 10 that you intend to generate revenue as per your agreement with Avia Mir and the statement on page 11 that your director has prior experience in the travel industry.

         We have revised risk factors section of this prospectus and removed all mitigating language.


8. We note that you intend to distribute and market specialty tours, spa packages and wellness-oriented vacations in Europe and Asia to the United States market. Please expand your discussion, as appropriate, to discuss currency risks.

         We have amended our discussion with currency risks disclosure.

Our only sources of potential revenue is our marketing and agency agreement...,
-------------------------------------------------------------------------------
 page 10
--------

9. We note that Avia Mir may terminate The marketing and agency agreement if you fail to perform any material provision of the agreement and fail to cure the default within 30 days after receiving notice from Avia Mir. Please expand your disclosure to briefly describe the material provisions of the agreement.

         We have expanded our disclosure with description of material provisions of our agreement wih Avia Mir.

 Our plan to develop relationships with strategic partners..., page 10
 ------------------------------------------------ --------------------

10. We note your statement that you will need to develop short- and long-term relationships with vendors in the travel industry in order to enter into sales agreements for your products. Please expand your disclosure to briefly describe your products or clarify, if true, that you are referring to your marketing services. Similarly, please clarify the reference to products on page 9 under the second risk factor heading.

         We have revised our statement to clarify that products refers to our marketing services.

 Our future success is dependent on our existing key employees..., page 10
 -------------------------------------------------------------------------

 11. We note your statement on page 10 that your success is dependent on your existing key employees and depends on the continuing efforts and abilities of your current management team. We further note your statement on page 25 that you do not have any employees. Please revise to clarify your disclosure and identify your current management team.

         We have revised the disclosure of the management team and removed reference to our existing employees.

 Because we are small and do not have much capital.... page 11
 -------------------------------------------------------------

 12. We note your statement on page 11 that you may not be able to attract new customers and will be dependent on your existing marketing agreement to generate revenue. Please revise your disclosure to clarify what you mean by customers. It is not clear whether you are referring to individuals that may purchase vacations through your website once it is operational or to tour operators that may use your marketing services.

         We have revised our disclosure with clarification of our potential customers.

 Because the SEC imposes additional sales practice requirements..., page 11,
 ---------------------------------------------------------------------------

13. We note your reference to the OTCBB and your statement that if your common stock "becomes listed." Please revise your disclosure throughout the prospectus to note that shares are not listed on the OTCBB, they are quoted.

         We have revised the disclosure throughout the prospectus and amended reference to our common shares with appropriate definition.

Because our directors will own 57.1 %... page 12
------------------------------------------------

14. Please revise your disclosure to clarify that you currently have only one director, who owns 100% of your outstanding shares and identify this director.

         We have amended our disclosure with current information on the ownership of our common shares and our director identification.


Use of Proceeds, page 12
------------------------

15. We note that if the minimum amount is sold you will use $3,460 toward outstanding liabilities and if the maximum amount is sold you will use $20,758 toward outstanding liabilities. Please expand your disclosure to briefly describe these liabilities and explain what the consequences are to you, if any, if you are unable to pay the $20,758 of outstanding liabilities.


        We have expanded our disclosure with detailed description of our liabilities and any potential consequences to us in case we would not be able to pay the $20,758 of outstanding liabilities.


Dilution of the Price You Pay for Your Shares, page 13
------------------------------------------------------

16. We note your statements on page 14 that if a certain number of shares are sold, "you will own" an appropriate percentage of the total number of shares then outstanding. Please revise your disclosure to clarify that it is the shareholders, acquiring shares in this offering, who would own the shares.

        We have revised our disclosure with reference to the shareholders acquiring shares pursuant to this offering.


17. Please advise us why you presented dilution information based on the sale of 75% of the shares being offered. If you anticipate that a 75% success rate is the most likely outcome of this offering, please state this fact in to prospectus. If you have no basis for anticipating the sale of 75% of the shares being offered, please revise to remove this scenario.

         We have removed the "75 % success rate" scenario from the prospectus.

Plan of Distribution, page 15
-----------------------------

18. We note your statement on the cover page that your common stock will be sold by Janetta Voitenkova, your director. We further note your statement on page 15 that you will sell the shares in this offering through your two directors. Finally, we note the chart on page 28 that indicates you have one director, Janetta Voitenkova. Please revise your disclosure throughout the prospectus to clarify, if true, and identify Janetta Voitenkova as the only individual that will sell your shares.

         We have amended our statement on page 15 with reference to our sole director as the only individual that will sell our shares.

Description of Business, page 17
--------------------------------

19. We note your statement on page 17 that you have begun very limited operations and will advance your operations until you complete this offering. Please expand your disclosure to briefly describe your limited operations and clarify what you mean by "advance our operations until we complete this offering."

         We have expanded our disclosure with a description of our limited operations and a description of advancing our operations until we complete the offering.

20. Please provide independent third-party support for industry data and comparative factual assertions included in the disclosure. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note the following examples:

        o Information and performance data regarding travel and tourism in the United States on pages 17 and 18;
        o   Income data attributed to Unity Marketing on page 18;

        o Information regarding outlook for luxury travel in reference to baby boomers on page I8; and
        o Statements regarding the costs of providing healthcare in Western countries as opposed to more cost effective medical treatment in less developed countries on page 18.

         We have removed industry data and comparative factual assertions from this prospectus.

21. Please provide us with highlighted copies of any study or report that you cite in the disclosure. For example, we note you refer to Unity Marketing and Hotel News Resource. Please tell us whether the industry reports or studies that you rely on were prepared for you and whether you compensated the parties that prepared these reports or studies. Alternatively, please file the experts' consent as exhibits to the registration statement.

         We have removed all data and references to industry reports.

  Marketing, page 23
  ------------------

  22. Please revise your marketing discussion to clarify what steps you plan to take assuming that only the minimum offering amount is raised.

           We have revised our marketing discussion with clarification on the company's plan of operation assuming that only the minimum offering amount is raised.

  Management's Discussion and Analysis or Plan of Operation, page 24
  ------------------------------------------------------------------

  23. We note your statement on page 25 that you believe the money you raise will last for three years assuming you raise the maximum amount. We further note your statement on page 9 that, if you are successful in raising the maximum amount, you expect these proceeds to last you approximately 24 months. Please revise your disclosure to reconcile this discrepancy.

          We have revised the disclosure.

 24. We note your statement on page 26 that you believe that it will cost a minimum of $7000 for execution of your marketing plan for the web portal over the next 12 months. Please expand your disclosure to clarify, if true, that this amount is in addition to the $12,000 estimate for the cost of the web portal.

          We have expanded our disclosure with clarification on the cost of the website and expenses associated with execution of the marketing plan for web portal.


 Limited Operating History; Need for Additional Capital, page 26
 ---------------------------------------------------------------
 25. We note your statement on page 26 that your business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns due to price and cost increases in services and products. Please expand your disclosure to discuss more specifically possible costs overruns and how they may impact your business.

         We hav e expanded our disclosure with discussion on the possible costs overruns.

26. We note your statement on page 26 that you are seeking equity financing to provide for the capital required to market your services. Please revise to clarify whether you are seeking equity financing in addition to this offering.

         We have revised the statement with clarification on our plans for equity financing.

Liquidity & Capital Resources, page 27
--------------------------------------
27. We note that your president is owed $17,083 for cash advances and expenditures incurred on behalf of the company. Please expand your disclosure in this section and page 29 to discuss whether there is a written agreement for the loan and briefly describe the material terms.

        We have expanded our discussion with disclosure of the terms of the written loan agreement with our president.


 Directors and Officers, page 28
 -------------------------------

28. We note that Janetta Voitenkova owns sales agency with clients in the telecommunications industry. Please expand your disclosure to describe what you mean by "sales agency."

         We have revised our  disclosure  with  explanation  of the sales agency
         relationship   between   Ms.Voitenkova   and   her   clients   in   the
         telecommunication industry.

 Compensation, Rage 29
 ---------------------

29. We note footnote (1) to the $2000 salary in the compensation table. Please expand your disclosure to provide the footnote or omit it, as appropriate. In addition, please clarify whether the $2,000 in salary is the same as the $2,000 in management services that were charged to operations. In this connection, please revise to provide a narrative to the summary compensation to explain whether such salary was determined based on an unwritten agreement or arrangement. Please see Item 402(c) of Regulation S-B.

         We have provided footnote (1) to the compensation table. In addition we have provided narrative to the summary compensation table with required disclosure as per Item 402(c) of Regulation S-B.

 Certain Relationships and Related Transactions, page 29
 -------------------------------------------------------

30. We note that the president of the company provided a $17,000 loan to the company and that the company owed $3,675 to the president for expenses. Please discuss whether the $3,675 amount is in addition to the $17,000 loan and reconcile these amounts with the $17,083 amount referenced on page 27. Further please, revise to include the information required by Item 404(a)(5), including the amount of principal outstanding as of the latest practicable date.

         We have amended our disclosure with clarification of the total amount, including the amount of loan principal, due to our president as of the latest practicable date.

Notes to the Financial Statements
---------------------------------

Note 3 - Distributor Rights
---------------------------

31. In a subsequent event note or in the MD &A, please disclose whether or not you have complied with the marketing and agency agreement in regard to the $10,000 web site development expenses that were to be incurred by February 28, 2007.

        We have included in the prospectus our interim financial statements for the three -month period ended February 28, 2007, with information on the amount incurred by February 28, 2007, in regard to the web site development.


Pact II. Information Not Required in Prospectus
-----------------------------------------------

Item 26. Recent Sales of Unregistered Securities, page 46
---------------------------------------------------------

32. Please expand your disclosure to provide the basis for your reliance on Regulation S.

         We have expanded our disclosure with the basis of our reliance on Regulation S.

Undertakings, page 47
---------------------

33. Please revise this section to include the undertakings required by Item 512 of Regulation S-B.

        We have revised this section with enclosure of the undertakings required by Item 502 of Regulation S-B.

Yours truly,

         /s/ Janetta Voitenkova
-------------------------------
         Grand Motion, Inc.
Janetta Voitenkova, President